SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Kingsoft Cloud Holdings Limited

(Name of Issuer)

Ordinary shares, par value of US$0.001 per share

(Title of Class of Securities)

49639K101**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 49639K101 has been assigned to the American depositary shares (“ADSs”) of Kingsoft Cloud Holdings Limited (the “Issuer”), which are quoted on the Nasdaq Global Select Market under the symbol “KC.” Each ADS represents 15 ordinary shares of the Issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Xiaomi Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 466,161,005 ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 466,161,000 ordinary shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 466,161,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 12.25%(2)
12	Type of Reporting Person CO

(1)

Represents (i) 414,376,000 ordinary shares, in the form of ADSs, directly held by Xiaomi Corporation; and (ii) 51,785,000 ordinary shares, including 35,325,000 ordinary shares in the form of ADSs, directly held by Green Better Limited, an investment company incorporated in the British Virgin Islands. Green Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(2)	The percentage of the class of securities beneficially owned by each reporting person is based on a total of 3,805,284,801 issued and outstanding ordinary shares of the Issuer as of December 31, 2023.

1	Name of Reporting Person Fast Pace Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 51,785,000 ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 51,785,000 ordinary shares(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,785,000 ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.36%(2)
12	Type of Reporting Person CO

(1)

Represents 51,785,000 ordinary shares, including 35,325,000 ordinary shares in the form of ADSs, directly held by Green Better Limited, an investment company incorporated in the British Virgin Islands. Green Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(2)	The percentage of the class of securities beneficially owned by each reporting person is based on a total of 3,805,284,801 issued and outstanding ordinary shares of the Issuer as of December 31, 2023.

1	Name of Reporting Person Green Better Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 51,785,000 ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 51,785,000 ordinary shares(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,785,000 ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 1.36%(2)
12	Type of Reporting Person CO

(1)

Represents 51,785,000 ordinary shares, including 35,325,000 ordinary shares in the form of ADSs, directly held by Green Better Limited, an investment company incorporated in the British Virgin Islands. Green Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(2)	The percentage of the class of securities beneficially owned by each reporting person is based on a total of 3,805,284,801 issued and outstanding ordinary shares of the Issuer as of December 31, 2023.

Item 1(a). Name of Issuer:

Kingsoft Cloud Holdings Limited

Item 1(b). Address of Issuer’s Principal Executive Offices:

Building E, Xiaomi Science and Technology Park

No. 33 Xierqi Middle Road, Haidian District

Beijing, 100085, the People’s Republic of China

Item 2(a). Name of Person Filing:

(i)	Xiaomi Corporation;

(ii)	Fast Pace Limited; and

(iii)	Green Better Limited (collectively, the “Reporting Persons”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

(i)	Xiaomi Corporation

c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

(ii)	Fast Pace Limited

c/o Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town

Tortola, British Virgin Island

(iii)	Green Better Limited

c/o Vistra Corporate Services Centre

Wickhams Cay II, Road Town

Tortola, VG1110, British Virgin Islands

Item 2(c) Citizenship:

(i)	Xiaomi Corporation – Cayman Islands

(ii)	Fast Pace Limited – British Virgin Islands

(iii)	Green Better Limited – British Virgin Islands

Item 2(d). Title of Class of Securities:

Ordinary shares, par value of $0.001 per share, of the Issuer.

Item 2(e). CUSIP Number:

49639K101

This CUSIP number applies to the ADSs of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “KC.” Each ADS represents 15 ordinary shares of the Issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4. Ownership:

Reporting Person	Amount beneficially owned		Percent of class(1)	Percent of aggregate voting power	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Xiaomi Corporation	466,161,000	(2)	12.25%	12.25%	466,161,000	(2)	0	466,161,000	(2)	0
Fast Pace Limited	51,785,000	(3)	1.36%	1.4%	51,785,000	(3)	0	51,785,000	(3)	0
Green Better Limited	51,785,000	(3)	1.36%	1.4%	51,785,000	(3)	0	51,785,000	(3)	0

(1)

The percentage of the class of securities beneficially owned by each reporting person and the voting power represented thereby is based on a total of 3,805,284,801 issued and outstanding ordinary shares of the Issuer as of December 31, 2023.

(2)

Represents (i) 414,376,000 ordinary shares, in the form of ADSs, directly held by Xiaomi Corporation; and (ii) 51,785,000 ordinary shares, including 35,325,000 ordinary shares in the form of ADSs, directly held by Green Better Limited, an investment company incorporated in the British Virgin Islands. Green Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(3)

Represents 51,785,000 ordinary shares, including 35,325,000 ordinary shares in the form of ADSs, directly held by Green Better Limited, an investment company incorporated in the British Virgin Islands. Green Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

XIAOMI CORPORATION

By:	/s/ Jun Lei
	Name:	Jun Lei
	Title:	Director

FAST PACE LIMITED

By:	/s/ Alain Lam
	Name:	Alain Lam
	Title:	Director

GREEN BETTER LIMITED

By:	/s/ Alain Lam
	Name:	Alain Lam
	Title:	Director